SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                           REPORT OF A FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          for the month of October 2003

                             ______________________

                                ASML Holding N.V.

                                   De Run 6501
                                5504 DR Veldhoven
                                 The Netherlands
                    (Address of principal executive offices)
                             ______________________


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F /X/           Form 40-F /_/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes /_/               No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit
-------

99.1     "Q3 2003 Results," presentation dated October 15, 2003.

99.2 "ASML's New Generation TWINSCAN(TM)System Patterns for the 65 nm Node," dated October 21, 2003.

99.3 "Media Advisory: A Very Flat Piece of Glass Enables Atomic-level Precision in Optics Technology," dated October 27, 2003.

99.4     "Euronext Semiconductor presentation," dated October 30, 2003.

         "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ASML HOLDING N.V. (Registrant)


Date:  November 13, 2003                   By:  /s/ Peter T.F.M. Wennink
                                               -----------------------------
                                               Peter T.F.M. Wennink
                                               Executive Vice President
                                               and Chief Financial Officer

                                                                Exhibit 99.1
                                                                ------------

Slide 1
-------

                                 A  S  M  L

Q3 2003 Results

October 15, 2003



Slide 2
-------

     "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.



Slide 3
-------

Agenda

o   Summary Q3 2003
o   Financial Summary
o   Focus Q4 2003



Slide 4
-------

Summary Q3 2003



Slide 5
-------

Summary Q3 2003

o    Revenue 370 M Euro, up 12% q-o-q, up 5% y-o-y
o    Sold 34 lithography systems: 28 new, 6 refurbished
o Increased average selling price for new systems to MEuro 10.8, up from MEuro 8.3 in Q2
o    Increased backlog to 91 new systems, up 47% q-o-q
o Reduced net loss in lithography operations from M Euro 54 in Q2 to MEuro 18 this quarter
o    Improved gross margin to 25% from 22% in Q2
o    Ended quarter with cash position MEuro 1104
o    Used MEuro 124 in debt reduction
o    Completed divestment of Thermal operations



Slide 6
-------

Financial summary



Slide 7
-------

Total revenues MEuro


-------------------------------------------------------------
                        1999     2000    2001    2002    2003
-------------------------------------------------------------
Semi-annual                -     1180     830       -       -
-------------------------------------------------------------
Q1                         -        -       -     179     318
-------------------------------------------------------------
Q2                         -        -       -     609     329
-------------------------------------------------------------
Q3                         -        -       -     351     370
-------------------------------------------------------------
Q4                         -        -       -     820       -
-------------------------------------------------------------
Total                   1518     2673    1589    1959    1017
-------------------------------------------------------------



Slide 8
-------

New and used system revenues by region and type for the period from Jan 1 through Sep 28 2003

Region                                               Type
------                                               ----

Europe 12%                                        Steppers 3%

U.S. 40%                              Scanners 300 mm      Scanners 200 mm
                                           48%                  49%
Asia 48%



Slide 9
-------

                       Overview historical financials consolidated MEuro
 ---------------------------------------------------------------------------------------------------------------------
                                                         QTD* 2002          QTD 2003      YTD** 2002      YTD 2003
                             ASML
 ---------------------------------------------------------------------------------------------------------------------
 Net sales                                             352    100.0%      370   100.0%   1139  100.0%   1017   100.0%
 ---------------------------------------------------------------------------------------------------------------------
 Gross profit                                           93     26.6%       93    25.2%    326   28.6%    219    21.5%
 ---------------------------------------------------------------------------------------------------------------------
 R&D costs                                              69     19.7%       62    16.7%    214   18.7%    211    20.7%
 ---------------------------------------------------------------------------------------------------------------------
 SG&A costs                                             70     19.8%       50    13.6%    203   17.8%    166    16.3%
 ---------------------------------------------------------------------------------------------------------------------
 Restructuring expenses                                  -      0.0%        -     0.0%                    24     2.4%
 ---------------------------------------------------------------------------------------------------------------------
 Operating income (loss) from continuing
   operations                                          (46)   (13.0)%     (19)   (5.1)%   (90)  (7.9)%  (183)  (18.0)%
 ---------------------------------------------------------------------------------------------------------------------
 Net income (loss) from cont. ops.                     (36)   (10.1)%     (18)   (4.7)%   (82)  (7.2)%  (140)  (13.8)%
 ---------------------------------------------------------------------------------------------------------------------
 Net income (loss) from discont. ops.                  (24)    (6.9)%     (13)   (3.5)%   (76)  (6.7)%   (36)   (3.5)%
 ---------------------------------------------------------------------------------------------------------------------
 Total net income (loss)                               (60)   (17.1)%     (31)   (8.2)%  (158) (13.9)%  (176)  (17.3)%
 ---------------------------------------------------------------------------------------------------------------------

*  Quarter-To-Date: three months ended September 28
** Year-To-Date: nine months ended September 28
Prior year financial statements have been restated to reflect the impact of discontinued operations
The above percentages are calculated on amounts in TEuro
Numbers rounded for reader's convenience



Slide 10
--------

                Cash flow MEuro

      ------------------------------------------------------------------------------------------------------------------------
                                                                 QTD* 2002     QTD 2003       YTD** 2002      YTD 2003
      ------------------------------------------------------------------------------------------------------------------------
      Net income (loss) from cont. ops.                             (36)         (18)            (82)           (140)
      ------------------------------------------------------------------------------------------------------------------------
      Depreciation and amortization                                  49           45             132             112
      ------------------------------------------------------------------------------------------------------------------------
      Effects of changes in assets and liabilities                 (140)         (40)           (397)            286
      ------------------------------------------------------------------------------------------------------------------------
      Cash flow from operations                                    (127)         (13)           (347)            258
      ------------------------------------------------------------------------------------------------------------------------
      Cash flow from investing activities                           (31)          (2)            (80)            (19)
      ------------------------------------------------------------------------------------------------------------------------
      Cash flow from financing activities                             1         (125)             21             245
      ------------------------------------------------------------------------------------------------------------------------
      Cash flow from discontinued operations                        (36)          (4)            (93)            (14)
      ------------------------------------------------------------------------------------------------------------------------
      Effect of changes in exchange rates on cash                    (1)          (2)             (2)            (35)
      ------------------------------------------------------------------------------------------------------------------------
      Net cash flow                                                (194)        (146)           (502)            435
      ------------------------------------------------------------------------------------------------------------------------

 * Quarter-To-Date: three months ended September 28
** Year-To-Date: nine months ended September 28
Prior year financial statements have been restated to reflect the impact of discontinued operations
Numbers rounded for reader's convenience



Slide 11
--------

 Balance sheet as of September 28, 2003 MEuro
 ------------------------------------------------------------------------------------------------------
 ASSETS                                                               Dec 2002           Sep 2003
 ------------------------------------------------------------------------------------------------------
 Cash and cash equivalents                                       669         20%       1104        35%
 ------------------------------------------------------------------------------------------------------
 Accounts receivable, net                                        557         17%        301        10%
 ------------------------------------------------------------------------------------------------------
 Inventories, net                                                730         22%        676        21%
 ------------------------------------------------------------------------------------------------------
 Assets held for sale                                            106          3%         77         2%
 ------------------------------------------------------------------------------------------------------
 Tax assets                                                      494         15%        384        12%
 ------------------------------------------------------------------------------------------------------
 Other assets                                                    237          7%        219         7%
 ------------------------------------------------------------------------------------------------------
 Property, plant and equipment                                   495         15%        393        12%
 ------------------------------------------------------------------------------------------------------
 Intangible fixed assets                                          14          1%         16         1%
 ------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                   3302        100%       3170       100%
 ------------------------------------------------------------------------------------------------------
 LIABILITIES and SHAREHOLDERS' EQUITY
 ------------------------------------------------------------------------------------------------------
 Current liabilities                                             662         20%        570        18%
 ------------------------------------------------------------------------------------------------------
 Tax liability                                                   158          5%        156         5%
 ------------------------------------------------------------------------------------------------------
 Liabilities held for sale                                        66          2%         58         2%
 ------------------------------------------------------------------------------------------------------
 Long term debts                                                1100         33%       1243        39%
 ------------------------------------------------------------------------------------------------------
 Shareholders equity                                            1316         40%       1143        36%
 ------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                       3302        100%       3170       100%
 ------------------------------------------------------------------------------------------------------

Prior year financial statements have been restated to reflect the impact of discontinued operations
Numbers rounded for reader's convenience



Slide 12
--------

Backlog: litho unit vs. value


                          Jan 02   Feb 02   Mar 02   Apr 02  May 02   Jun 02   Jul 02
--------------------------------------------------------------------------------------------
Backlog Units                111      109      117      134     144      160      135
--------------------------------------------------------------------------------------------
Backlog Value* (MEuro)      1141     1150     1215     1294    1444     1570     1350
--------------------------------------------------------------------------------------------


                          Aug 02   Sep 02   Oct 02   Nov 02  Dec 02   Jan 03   Feb 03
--------------------------------------------------------------------------------------------
Backlog Units               127        93       76       79     103       99       90
--------------------------------------------------------------------------------------------
Backlog Value* (MEuro)     1270       930      760      790    1030     1010      909
--------------------------------------------------------------------------------------------


                          Mar 03   Apr 03   May 03   Jun 03  Jul 03   Aug 03   Sep 03
--------------------------------------------------------------------------------------------
Backlog Units                 87       81       73       62      68       75       91
--------------------------------------------------------------------------------------------
Backlog Value* (MEuro)       870      750      671      678     694      732      859
--------------------------------------------------------------------------------------------

*    Total new and used systems



Slide 13
--------

                   Backlog lithography per September 28, 2003

                             Total value MEuro 859

                                 Value per type
                                 --------------

                Scanners 200 mm               Scanners 300 mm
                       30%                          70%





                              Value per technology
                              --------------------

                 248 nm     193 nm     157 nm     365nm     >365 nm
                   47%        42%        3%         7%          1%






                                Value per region
                                ----------------

                 China       Singapore        U.S.       Taiwan       Europe    Korea    Japan
                   8%            8%           24%          13%          16%      29%       2%





                               Value per end-use
                               -----------------

                 Foundry       Memory       MPU/MCU      Logic        R&D
                    23%          43%          17%          8%          9%



Slide 14
--------

Backlog as of September 28, 2003

                      New Systems          Used Systems         Total Backlog
                       Backlog               Backlog
------------------------------------------------------------------------------
Units                  80                   11                   91
------------------------------------------------------------------------------
Value                  MEuro 817            MEuro 42             MEuro 859
------------------------------------------------------------------------------
ASP                    MEuro 10.2           MEuro 3.8            MEuro 9.4
------------------------------------------------------------------------------
                    Numbers rounded for reader's convenience



Slide 15
--------

Focus Q4 2003



Slide 16
--------

Focus Q4 2003

o   Continue to improve financial position

o   Continue to reduce operational costs and Cost of Goods

o   Generate cash

o   Pursue aggressive new product introductions

o   Strengthen relationship with existing customers

o   Build on a leadership position



Slide 17
--------

                                    A S M L
                                   Commitment

                                                                Exhibit 99.2
                                                                ------------

ASML's New Generation TWINSCAN(TM) System Patterns for the 65 nm Node

Veldhoven, the Netherlands - October 21, 2003 - ASML Holding NV (ASML) today introduced the new generation of its TWINSCAN(TM) platform -- TWINSCAN XT:1250 -- a 0.85 NA, 193 nm volume production lithography scanner that extends imaging to the 65 nm node on both 200 mm and 300 mm wafers. ASML has already booked several customer orders for the XT:1250 with initial deliveries scheduled for the second quarter of 2004.

"ASML's commitment to customers drives the functionality and design of the TWINSCAN XT:1250. After conducting a global survey, we concluded that chipmakers wanted a tool that cost-effectively manufactures smaller, faster chips and maximizes customer investment in existing 193 nm infrastructure," said Doug Dunn, president and CEO, ASML. "TWINSCAN XT:1250 achieves this through its extendibility to the 65 nm node, its availability in either 200 mm or 300 mm models and its modular design."

The greatest challenges in manufacturing faster chips is printing the incredibly small - sub-micron - circuit features in precise alignment - measured in nanometers - with as many as two-dozen separate layers. The XT:1250 patterns those minute features accurately, based on the stability and reliability of the proven TWINSCAN platform.

The XT:1250 features Ultra-k1(TM), a hardware and software portfolio that extends the capabilities of 193 systems. This package of proprietary products gives chipmakers the ability to continue to shrink circuit features, ensures high die yields and maximizes bottom-line return. The Ultra-k1 portfolio dramatically improves process latitude, depth of focus and critical dimension
(CD) control.

To provide chipmakers with highest value of ownership, ASML reduced the XT:1250 footprint by 25 percent. This was achieved by placing components from the original system into redesigned, compact support modules that can be located in the sub-fab. Additionally, all TWINSCAN systems benefit from a 50 percent reduction in specified installation facility requirements, such as power consumption, process cooling water, clean dry air and exhaust flow.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
tel: +31.40.268.5758
fax: +31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
+31.40.268.2602
+31.40.268.3655

ASML
Doug Marsh
Vice President Institutional Investor Relations U.S.
doug.marsh@asml.com
+1.480.383.4006
+1.480.383.3976

ASML
Craig DeYoung
Director Investor Relations
craig.deyoung@asml.com
+31.40.268.3938
+31.40.268.3655

                                                                Exhibit 99.3
                                                                ------------

Media Advisory: A Very Flat Piece of Glass Enables Atomic-level Precision in Optics Technology

VELDHOVEN, the Netherlands, October 27, 2003 - To the casual observer, it looks like a round piece of glass in a metal holder, a bit larger than a hockey puck. However, the new PerfectWave(TM) metrology standard from ASML Optics enables reliable measurement of dimensions approaching the atomic scale.

Producers of semiconductors, nanotechnology devices, advanced optics and other technologies are constantly shrinking the features of their products to manufacture smaller, faster ICs. Today's silicon chips have features as small as 90 nanometers - less than 1000 atoms across - and 50 nanometer features are just a few years away. The lenses used to print these features have to be smoothed and shaped to even smaller tolerances. Engineers and scientists are finding that traditional measurement systems (based on interferometer techniques) are unable to keep up with advancing technology.

ASML's new PerfectWave metrology standard helps solve this problem, because it is almost incomprehensibly flat - variation is just 1 nanometer, or about 10 atomic layers, across its 4-inch diameter. This consistency provides a new "gold standard" for calibration of advanced interferometer measurement systems, enabling a 5x increase in their accuracy.

The PerfectWave metrology standard is the first commercial product from ASML Optics. Founded in 2001, ASML Optics' depth of experience comes from the former Tinsley Laboratories and Perkin-Elmer Optics Group and includes development of sophisticated optics for the Hubble Space Telescope and Micralign and Micrascan, the semiconductor industry's first mask projection scanners.

"There are less than five optics shops in the world with our extreme-precision optical capability and capacity. ASML recently decided to make these our abilities available outside the company," said Thomas Polzer, managing director, ASML Optics. "With our expertise and resources, we can manufacture the full range of optics - from leading edge to standard - and introduce a level of precision and accuracy that has not existed before in semiconductor metrology. Additionally, the PerfectWave metrology standard will also enable other industries to measure more accurately, a vital capability in the up-coming era of nanotechnology applications."

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
+31.40.268.2602
+31.40.268.3655

                                                          Exhibit 99.4
                                                          ------------




Slide 1
-------

                                 A  S  M  L

Rob van Vliet
Investor Relations Manager

Euronext Semiconductor presentation
October 30, 2003 - Amsterdam



Slide 2
-------

     "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.



Slide 3
-------

Agenda

o   Q3 2003 Overview
o   Market Status
o   Financials
o   Focus Q4 2003



Slide 4
-------

Q3 2003 Overview

o    Revenue 370 MEuro, up 12% q-o-q, up 5% y-o-y
o    Sold 34 lithography systems: 28 new, 6 refurbished
o Increased average selling price for new systems to MEuro 10.8, up from MEuro 8.3 in Q2
o    Increased backlog to 91 new systems, up 47% q-o-q
o Reduced net loss in lithography operations from MEuro 54 in Q2 to MEuro 18 this quarter
o    Improved gross margin to 25% from 22% in Q2
o    Ended quarter with cash position MEuro 1104
o    Used MEuro 124 in debt reduction
o    Completed divestment of Thermal operations



Slide 5
-------

Market Status



Slide 6
-------

Q3 2003, the changing environment
- global effects


o   Stronger economy
o   Early signs of economic stabilization in Europe
o   Low supply chain inventories
o   Improving seasonal demand
o   Improved fundamentals within global semiconductor industry



Slide 7
-------

Global GDP Growth, 2000-2004


---------------------------------------------------------------------
                               2000     2001    2002    2003F   2004F
---------------------------------------------------------------------
Real GDP Growth (Percent)      +4.0     +1.3    +2.0     +2.2    +3.3
---------------------------------------------------------------------

Source:  Gartner Dataquest, 7 Oct. 2003



Slide 8
-------

Q3 2003, the changing environment
- the semiconductor industry

Growth in semi's grew approx. 10% in Q3

o  Drivers
   o  notebook PC's
   o  cell phones
   o  broadband
   o  DVD players
   o  video games
   o  FPD's
   o  digital cameras



Slide 9
-------

Q3 2003, the changing environment
-  customer reactions


o   Improved confidence with expectations for seasonal strength in Q4
o   Inventories in Q3 increased but some believe it is still too low
o Capacity utilization continues to increase with expectations of IC price firming
o   Orders for capital equipment increasing
o   Transferring processes to 300mm
o   Early stages of 90 nm product transition



Slide 10
--------

Wafer Fab:  Overall Industry Utilization

Ratio of Silicon Consumed to Fab Capacity


--------------------------
                  Leading
       Ratio (%) Edge (%)
--------------------------
1Q00    97.76     99.76
--------------------------
2Q00    97.52     99.52
--------------------------
3Q00    99.03     99.63
--------------------------
4Q00    93.22     96.22
--------------------------
1Q01    82.86     86.86
--------------------------
2Q01    71.71     83.71
--------------------------
3Q01    59.65     74.65
--------------------------
4Q01    62.59     80.59
--------------------------
1Q02    71.88     89.88
--------------------------
2Q02    79.07     95.07
--------------------------
3Q02    78.90     92.90
--------------------------
4Q02    74.80     86.30
--------------------------
1Q03    76.41     87.41
--------------------------
2Q03    82.80     90.80
--------------------------
3Q03    86.46     92.96
--------------------------
4Q03    87.77     94.77
--------------------------
1Q04    92.47     96.77
--------------------------
2Q04    93.36     97.66
--------------------------
3Q04    95.43     98.03
--------------------------
4Q04    96.86     98.86
--------------------------






Slide 11
--------

Capital Spending and Equipment Forecasts


Capital Spending                Semi Equipment [excl. Test]

               [GRAPHIC OMITTED]







Slide 12
--------

Applications Markets:  No New "Killer" Application?

               [GRAPHIC OMITTED]


3 Phase Recovery Unfolding:
--------------------------

o   Digital Cellular (Consumer)
o   PCs (Business)
o   Broad-based (Economic)

Key Trends:
----------

o   Mobile
o   Wireless
o   Digital Video
o   Broadband
o   Equipment Convergence
o   Device/Package Integration
o   Power Consumption



Slide 13
--------

                                N   B   T         NEXT BIG THING


                                 N  M  T          NEXT MEDIUM THING


                                    NT            NEXT THING





Slide 14
--------

Capital Spending as a percentage of
SEMI Revenues

               [GRAPHIC OMITTED]








Slide 15
--------

Front End Equipment spending
as a percentage of Capital Spending

               [GRAPHIC OMITTED]









Slide 16
--------

Stepper Revenues as a percentage of
Front End Equipment Spending

               [GRAPHIC OMITTED]











Slide 17
--------

                                  What if??


o   NBT $220B x 25% Capex = $55B
    Stepper Market = $5.9B


o   NMT $190B x 25% Capex = $47.5B
    Stepper Market = $5.1B


o   NT $175B x 25% Capex = $43.75B
    Stepper Market = $4.7B




Slide 18
--------


TWINSCAN(TM) 300 mm transition

               [GRAPHIC OMITTED]



Slide 19
--------

The XT: 1250:
Volume production tool for the 65-nm node
Aimed at the 200-mm and 300-mm markets

               [GRAPHIC OMITTED]



Slide 20
--------

Financials Q3 2003





Slide 21
--------

Total revenues MEuro


-------------------------------------------------------------
                        1999     2000    2001    2002    2003
-------------------------------------------------------------
Semi-annual                -     1180     830       -       -
-------------------------------------------------------------
Q1                         -        -       -     179     318
-------------------------------------------------------------
Q2                         -        -       -     609     329
-------------------------------------------------------------
Q3                         -        -       -     351     370
-------------------------------------------------------------
Q4                         -        -       -     820       -
-------------------------------------------------------------
Total                   1518     2673    1589    1959    1017
-------------------------------------------------------------




Slide 22
--------

                       Overview historical financials consolidated MEuro
 ---------------------------------------------------------------------------------------------------------------------
                                                         QTD* 2002          QTD 2003      YTD** 2002      YTD 2003
                             ASML
 ---------------------------------------------------------------------------------------------------------------------
 Net sales                                             352    100.0%      370   100.0%   1139  100.0%   1017   100.0%
 ---------------------------------------------------------------------------------------------------------------------
 Gross profit                                           93     26.6%       93    25.2%    326   28.6%    219    21.5%
 ---------------------------------------------------------------------------------------------------------------------
 R&D costs                                              69     19.7%       62    16.7%    214   18.7%    211    20.7%
 ---------------------------------------------------------------------------------------------------------------------
 SG&A costs                                             70     19.8%       50    13.6%    203   17.8%    166    16.3%
 ---------------------------------------------------------------------------------------------------------------------
 Restructuring expenses                                  -      0.0%        -     0.0%                    24     2.4%
 ---------------------------------------------------------------------------------------------------------------------
 Operating income (loss) from continuing
   operations                                          (46)   (13.0)%     (19)   (5.1)%   (90)  (7.9)%  (183)  (18.0)%
 ---------------------------------------------------------------------------------------------------------------------
 Net income (loss) from cont. ops.                     (36)   (10.1)%     (18)   (4.7)%   (82)  (7.2)%  (140)  (13.8)%
 ---------------------------------------------------------------------------------------------------------------------
 Net income (loss) from discont. ops.                  (24)    (6.9)%     (13)   (3.5)%   (76)  (6.7)%   (36)   (3.5)%
 ---------------------------------------------------------------------------------------------------------------------
 Total net income (loss)                               (60)   (17.1)%     (31)   (8.2)%  (158) (13.9)%  (176)  (17.3)%
 ---------------------------------------------------------------------------------------------------------------------

*  Quarter-To-Date: three months ended September 28
** Year-To-Date: nine months ended September 28
Prior year financial statements have been restated to reflect the impact of discontinued operations
The above percentages are calculated on amounts in TEuro
Numbers rounded for reader's convenience



Slide 23
--------


 Balance sheet as of September 28, 2003 MEuro
 ------------------------------------------------------------------------------------------------------
 ASSETS                                                               Dec 2002           Sep 2003
 ------------------------------------------------------------------------------------------------------
 Cash and cash equivalents                                       669         20%       1104        35%
 ------------------------------------------------------------------------------------------------------
 Accounts receivable, net                                        557         17%        301        10%
 ------------------------------------------------------------------------------------------------------
 Inventories, net                                                730         22%        676        21%
 ------------------------------------------------------------------------------------------------------
 Assets held for sale                                            106          3%         77         2%
 ------------------------------------------------------------------------------------------------------
 Tax assets                                                      494         15%        384        12%
 ------------------------------------------------------------------------------------------------------
 Other assets                                                    237          7%        219         7%
 ------------------------------------------------------------------------------------------------------
 Property, plant and equipment                                   495         15%        393        12%
 ------------------------------------------------------------------------------------------------------
 Intangible fixed assets                                          14          1%         16         1%
 ------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                   3302        100%       3170       100%
 ------------------------------------------------------------------------------------------------------
 LIABILITIES and SHAREHOLDERS' EQUITY
 ------------------------------------------------------------------------------------------------------
 Current liabilities                                             662         20%        570        18%
 ------------------------------------------------------------------------------------------------------
 Tax liability                                                   158          5%        156         5%
 ------------------------------------------------------------------------------------------------------
 Liabilities held for sale                                        66          2%         58         2%
 ------------------------------------------------------------------------------------------------------
 Long term debts                                                1100         33%       1243        39%
 ------------------------------------------------------------------------------------------------------
 Shareholders equity                                            1316         40%       1143        36%
 ------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                       3302        100%       3170       100%
 ------------------------------------------------------------------------------------------------------

Prior year financial statements have been restated to reflect the impact of discontinued operations
Numbers rounded for reader's convenience



Slide 24
--------

Backlog: litho unit vs. value


                          Jan 02   Feb 02   Mar 02   Apr 02  May 02   Jun 02   Jul 02
------------------------------------------------------------------------------------------------------
Backlog Units                111      109      117      134     144      160      135
------------------------------------------------------------------------------------------------------
Backlog Value* (MEuro)      1141     1150     1215     1294    1444     1570     1350
------------------------------------------------------------------------------------------------------


                          Aug 02   Sep 02   Oct 02   Nov 02  Dec 02   Jan 03   Feb 03
------------------------------------------------------------------------------------------------------
Backlog Units               127        93       76       79     103       99       90
------------------------------------------------------------------------------------------------------
Backlog Value* (MEuro)     1270       930      760      790    1030     1010      909
------------------------------------------------------------------------------------------------------


                          Mar 03   Apr 03   May 03   Jun 03  Jul 03   Aug 03   Sep 03
------------------------------------------------------------------------------------------------------
Backlog Units                 87       81       73       62      68       75       91**
------------------------------------------------------------------------------------------------------
Backlog Value* (MEuro)       870      750      671      678     694      732      859***
------------------------------------------------------------------------------------------------------

*    Total new and used systems
**   Comprises 80 units New Systems Backlog and 11 units Used Systems Backlog
***  Comprises MEuro 817 New Systems Backlog and MEuro 42 Used Systems Backlog



Slide 25
--------

                   Backlog lithography per September 28, 2003

                             Total value MEuro 859

                                 Value per type
                                 --------------

                Scanners 200 mm               Scanners 300 mm
                       30%                          70%





                              Value per technology
                              --------------------

                    248 nm     193 nm     157 nm     365nm
                     47%        42%        3%         8%






                                Value per region
                                ----------------

                 China       Singapore        U.S.       Taiwan       Europe    Korea    Japan
                   8%            8%           24%          13%          16%      29%       2%





                               Value per end-use
                               -----------------

                 Foundry       Memory       MPU/MCU      Logic        R&D
                    23%          43%          17%          8%          9%



Slide 26
--------

Backlog as of September 28, 2003

                      New Systems          Used Systems         Total Backlog
                       Backlog               Backlog
------------------------------------------------------------------------------
Units                  80                   11                   91
------------------------------------------------------------------------------
Value                  MEuro 817            MEuro 42             MEuro 859
------------------------------------------------------------------------------
ASP                    MEuro 10.2           MEuro 3.8            MEuro 9.4
------------------------------------------------------------------------------
                    Numbers rounded for reader's convenience



Slide 27
--------

Focus Q4 2003




Slide 28
--------

Focus Q4 2003

o   Continue to improve financial position

o   Continue to reduce operational costs and Cost of Goods

o   Generate cash

o   Pursue aggressive new product introductions

o   Strengthen relationship with existing customers

o   Build on a leadership position



Slide 29
--------

                                    A S M L
                                   Commitment